UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3) VIROPHARMA INCORPORATED
(Name of Subject Company (Issuer))
VENUS NEWCO, INC. SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.002 Per Share
(Title of Class of Securities)
928241108
(Cusip Number of Class of Securities)
Michael Garry Shire Pharmaceutical Holdings Ireland Limited 5 Riverwalk, Citywest Business Campus Dublin 24, Ireland +353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“SPHIL”), and Venus Newco, Inc., a Delaware corporation and a wholly owned subsidiary of SPHIL (“Purchaser”), with the Securities and Exchange Commission on November 25, 2013 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.002 per share (the “Shares”), of ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 12 (Exhibits).

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(xii)       Letter to ViroPharma Employees dated December 24, 2013.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 24, 2013

Venus Newco, Inc.

By:	/s/ Jeffrey Poulton
Name: Jeffrey Poulton
Title: President

Shire Pharmaceutical Holdings Ireland Limited

By:	/s/ Michael Garry
Name: Michael Garry
Title: Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated November 25, 2013.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated November 25, 2013.
(a)(5)(i)
Joint Press Release issued by Shire plc and ViroPharma Incorporated dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(ii)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(iii)
Letter to ViroPharma Employees dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(iv)
Transcript of Investor Conference Call held on November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(v)
Prepared Remarks of Flemming Ornskov, M.D., Chief Executive Officer of Shire (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(vi)	Letter to Patients (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(vii)	Complaint filed in the Court of Chancery of the State of Delaware on November 19, 2013 (Eileen Bradley v. ViroPharma Incorporated, et al.).
(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on November 20, 2013(Mary Manley v. ViroPharma Incorporated, et al.).
(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on November 21, 2013 (Orrin H. Turbow v. ViroPharma Incorporated, et al.).
(a)(5)(x)	Complaint filed in the Court of Chancery of the State of Delaware on December 4, 2013 (Brian Cohen v. ViroPharma Incorporated, et al.).
(a)(5)(xi)	Press Release issued by Shire plc dated December 11, 2013 announcing expiration of the HSR waiting period.
(a)(5)(xii)	Letter to ViroPharma Employees dated December 24, 2013.
(b)(1)
Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger, bookrunner and agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(b)(2)
Multicurrency revolving and swingline facilities agreement as at November 23, 2010 by and among Shire plc & with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (incorporated by reference to Exhibit 10.28 to the Current Report on Form 10-K filed by Shire plc on February 23, 2011).

(b)(3)	Letter agreement dated December 13, 2013 among Shire plc, Morgan Stanley Bank International

Limited, as agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 16, 2013).
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(d)(2)	Confidentiality Agreement dated as of June 20, 2013 between ViroPharma Incorporated and Shire Pharmaceutical Holdings Ireland Limited.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Exhibit (a)(5)(xii)

725 Chesterbrook Blvd. Wayne Pennsylvania 19087 United States www.shire.com

December 24, 2013

Dear ViroPharma Employees,

As you may know, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to Shire’s proposed acquisition of ViroPharma recently expired. The proposed acquisition remains subject to certain other conditions, including the termination of review or approval of the transaction by the United Kingdom Office of Fair Trading and the satisfaction of the minimum tender condition. In advance of the closing, we are continuing to work diligently on integration plans.

The purpose of this memo is to share with you our overarching integration planning approach and status.

Overarching Approach

Upon closing of the deal, Shire’s intention is to assimilate and integrate ViroPharma employees, products and programs into Shire as quickly as possible. However, we anticipate taking a phased approach to ensure we do not compromise the excellent customer and patient service as well as business performance that ViroPharma has and is continuing to deliver.

A core integration team has been established at Shire and is structured with sub-team leads for each of Shire’s key functional/business lines of responsibility: Supply Chain, Real Estate and Facilities, IT, Compliance, Finance, Legal, R&D, Human Resources, Communications, Global Commercial Operations, International Commercial, and Business Units (Rare Diseases, Internal Medicines and Neuroscience). Each sub-team lead is responsible for developing integration plans for their areas of responsibility around three broad buckets of timing: Day/Week 1; Day 30 and Day 100 and beyond. To help inform and to develop these plans, various Shire teams have been meeting with ViroPharma colleagues to learn more about your business, your organizational structure and your work responsibilities.

As the Integration Leader, I am also working closely with the designated ViroPharma integration leads (Tom Doyle, Clayton Fletcher and Bob Doody) to ensure we are working in an appropriate manner and can access relevant information.

Planning Process Status

While Shire has set forth an overarching approach for the integration process, each sub-team has the flexibility to develop an integration plan that best meets its specific business needs. By design, this means there will likely be variations in terms of the integration planning and implementation by sub-team or functional area, based on a number of factors, including the size, scope and complexity of a functional/business area.  Therefore, it is possible that ViroPharma employees may hear different information about the planning process from Shire, depending on the sub-team(s) with which they are interacting and the degree to which ViroPharma managers involve their staff in those discussions and exchanges of information.

While I’m sure everyone is anxious to understand their positions in the Shire organization post-close, I would like to emphasize that we will take the time necessary to understand your organization and people before we reach these decisions. In most instances, this assessment process will continue post-close, which means that we will likely not be in a position to convey employment decisions until some time after the formal close of the transaction.  In the meantime, please be assured that while our goal is to ensure business continuity and stability, we also are working diligently to give people clarity on their positions as soon as possible.

Ongoing Questions

While it is permissible for integration planning staff from our two companies to exchange certain information about our respective business operations and plans, it is critical that Shire and ViroPharma continue to operate as two separate, independent companies until we receive all required clearances to proceed with the closing of the transaction. Because of this, while we understand that ViroPharma employees have questions about their specific status following the transaction close (many of them centered on HR-related matters), we have asked Shire colleagues to abstain from providing answers; such questions will be answered at the appropriate time by the Shire Human Resources team.

We are all excited about our future ahead, and we are grateful for the openness and graciousness of ViroPharma employees to help us learn more about you and your business. If you have further questions about our integration process, please don’t hesitate to reach out to your integration leaders.

Wishing you a restful and happy holiday!

Best regards,

Carrie Frey
Head, Shire Corporate Planning & Program Management and Integration Leader

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell ViroPharma common stock. The offer to buy ViroPharma common stock is being made pursuant to a tender offer statement (including the offer to purchase, letter of transmittal and other related tender offer materials) filed by Shire Pharmaceutical Holdings Ireland Limited (SPHIL) and a subsidiary of SPHIL with the U.S. Securities and Exchange Commission (SEC) on November 25, 2013. In addition, on November 25, 2013, ViroPharma filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement as they contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer.  Investors and security holders may obtain a free copy of these materials and other documents filed by SPHIL and ViroPharma with the SEC at the website maintained by the SEC at http://www.sec.gov. The tender offer statement and related materials, and the solicitation/recommendation statement, may also be obtained for free by contacting the information agent for the offer, MacKenzie Partners, Inc., at (212) 929-5500 or toll-free at (800) 322-2885.

Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.

FORWARD - LOOKING STATEMENTS

Statements included in this announcement that are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire's results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire's proposed acquisition of ViroPharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;
•
a governmental or regulatory approval required for the proposed acquisition of ViroPharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
ViroPharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or ViroPharma’s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources; and

•
difficulties in integrating ViroPharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and other risks and uncertainties detailed from time to time in Shire’s or ViroPharma’s filings with the U.S. Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.